Exhibit 99.1

77 King St. W., Suite 4010

P.O. Box 159

Toronto-Dominion Centre

Toronto, ON, M5K 1H1 Canada

GRANITE ANNOUNCES ELECTION OF TRUSTEES AND DIRECTORS

June 12, 2013, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (“Granite REIT”) (TSX: GRT.UN; NYSE: GRP.U) - Granite REIT and Granite REIT Inc. held their joint annual general meetings of stapled unitholders today, and each of the individuals below was elected as a trustee of Granite REIT and a director of Granite REIT Inc.

The vote was conducted by a show of hands. Proxies received by management in advance of the meetings indicated the following:

	As Trustee of Granite REIT				As Director of Granite REIT Inc.
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Michael Brody	30,526,735	92.79	2,370,873	7.21	30,526,309	92.79	2,371,299	7.21
Peter Dey	30,298,292	92.10	2,599,316	7.90	30,299,921	92.10	2,597,687	7.90
Barry Gilbertson	32,410,692	98.52	486,916	1.48	32,410,515	98.52	487,093	1.48
Thomas Heslip	32,884,812	99.96	12,796	0.04	32,884,689	99.96	12,919	0.04
Gerald Miller	32,859,002	99.88	38,606	0.12	32,859,075	99.88	38,533	0.12
Scott Oran	30,527,208	92.79	2,370,400	7.21	30,527,706	92.80	2,369,902	7.20
G. Wesley Voorheis	30,556,518	92.88	2,341,090	7.12	30,555,641	92.88	2,341,967	7.12

A total of 33,414,829 stapled units (approximately 71.2% of outstanding stapled units) were represented in person or by proxy at the meetings.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial properties in North America and Europe. Granite owns approximately 30 million square feet and 109 properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

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